Exhibit 99.1

MEDIA RELEASE

SMART Reports First Quarter 2016 Financial Results

•	Revenue ─ $97.7 million Adjusted; $98.7 million GAAP
•	Adjusted EBITDA ─ $1.4 million
•	Net Loss ─ $3.7 million Adjusted; $2.2 million GAAP

CALGARY, Alberta - - August 6, 2015 - - SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its first quarter ended June 30, 2015.

“Our first quarter financial results were in line with our expectations. Despite achieving approximately 50% year-over-year sales growth from our new products, Adjusted Revenue declined 20% year over year, driven by continued steep declines from our legacy products,” said Neil Gaydon, President and CEO of SMART. “In the quarter we were awarded the largest single deployment of interactive classroom technology on the African continent, with 1,800 SMART Board® 6065 interactive flat panels and associated SMART Notebook® collaborative learning software licenses. We resolved our kapp® volume production issues and expect to fill all backorders by mid-August. In addition, we announced an exciting new agreement with ACCO Brands, for a co-branded version of SMART kapp in North America.  We also began shipping our new and innovative SMART kapp iQ™ display in late June.”

Mr. Gaydon continued, “For the second quarter, we expect revenue of $100 million to $110 million and Adjusted EBITDA between breakeven and $5 million. As of June 30, we had $85 million of available liquidity between cash and equivalents and undrawn capacity on our ABL facility.”

GAAP Results
(US$ millions except per share amounts)	Three months ended June 30,
	2015	2014
Revenue	$98.7	$137.5
Net (loss) income	$(2.2)	$12.1
EPS (diluted)	$(0.02)	$0.10

Non-GAAP Results
(US$ millions except per share amounts)	Three months ended June 30,
	2015	2014
Adjusted Revenue	$97.7	$122.8
Adjusted Gross Margin	$35.2	$48.1
Adjusted EBITDA	$1.4	$10.3
Adjusted Net Loss	$(3.7)	$(0.3)
Adjusted EPS (diluted)	$(0.03)	$(0.00)

Conference Call Information

SMART will host a conference call today, August 6, 2015, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company's financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through August 16, 2015, by dialing 855.859.2056 or 800.585.8367 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 80917381. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART's website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

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SMT-F

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words "expect", "intend", "plan", "believe", "project", "estimate", "anticipate", "may", "will", "continue", “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the future performance of the company, our expectation that we will fill all backorders for SMART kapp by mid-August, and our range of expected revenue and Adjusted EBITDA for the second quarter (FY16).

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, which can be accessed on the SEDAR website at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, net change in deferred revenue balances, stock-based compensation, costs of restructuring, other income, and gains or losses related to the sale of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations, and you should therefore not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(a) in the unaudited interim consolidated financial statements, we chose to use the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. The significant impact in prior years related to this change in accounting estimate ended in the fourth quarter of fiscal 2015. Although this will no longer have a significant impact on our fiscal 2016 financial results, we will continue to use Adjusted Revenue and Adjusted Gross Margin for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

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We use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, revenue deferral, amortization of intangible assets and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not affected by the change in accounting estimate related to revenue recognition.

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SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

	Three months ended June
	2015	2014

Consolidated Statements of Operations
Revenue	$98.7	$137.5
Cost of sales	62.5	74.6
Gross margin	36.3	62.9
Operating expenses
Selling, marketing and administration	24.8	28.0
Research and development	11.1	12.8
Depreciation and amortization	2.5	3.1
Restructuring costs	0.2	2.3
Operating (loss) income	(2.4)	16.7
Non-operating expenses (income)
Interest expense	4.7	5.1
Foreign exchange gain	(2.0)	(4.6)
Other income	(0.1)	(0.6)
(Loss) income before income taxes	(5.0)	16.8
Income tax (recovery) expense	(2.7)	4.7
Net (loss) income	$(2.2)	$12.1
(Loss) earnings per share
Basic	$(0.02)	$0.10
Diluted	$(0.02)	$0.10
Weighted-average number of shares outstanding
Basic	121,827,387	121,292,425
Diluted	121,827,387	127,343,462
Period end number of shares outstanding	122,019,418	121,582,510

Amounts in this table may not sum due to rounding.

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SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	June 30, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$36.4	$54.5
Trade receivables, net of allowance for receivables of $4.4 and $4.4	71.4	61.6
Other current assets	7.1	6.5
Income taxes recoverable	7.8	7.4
Inventory	74.1	51.6
Deferred income taxes	9.4	8.1
	206.1	189.6

Property and equipment	54.3	54.7
Deferred income taxes	10.7	8.3
Deferred financing fees	2.3	2.5
Other long-term assets	0.6	0.6
	$274.0	$255.8

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	$34.2	$18.7
Accrued and other current liabilities	47.5	44.3
Deferred revenue	13.6	13.1
Current portion of capital lease obligation	1.1	1.1
Current portion of long-term debt	10.9	10.2
	107.4	87.4

Long-term debt	93.6	96.3
Capital lease obligation	54.8	53.8
Deferred revenue	13.3	11.8
Other long-term liabilities	1.0	0.9
	270.1	250.3
Shareholders' equity
Share capital	695.6	695.3
Accumulated other comprehensive loss	2.1	2.7
Additional paid-in capital	49.5	48.6
Deficit	(743.4)	(741.2)
	3.8	5.5
	$274.0	$255.8

Amounts in this table may not sum due to rounding.

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SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Three months ended June 30,
	2015	2014

Cash provided by (used in)
Operations
Net (loss) income	$(2.2)	$12.1
Adjustments to reconcile net (loss) income to cash used in operating activities
Depreciation and amortization	3.7	5.1
Non-cash interest expense (recovery) on long-term debt	0.4	0.2
Stock-based compensation expense	1.1	1.2
Unrealized gain on foreign exchange	(2.2)	(5.0)
Deferred income tax (recovery) expense	(3.2)	4.7
Gain on liquidation of foreign subsidiary	-	(0.4)
Trade receivables	(8.7)	(6.7)
Other current assets	(1.0)	1.0
Inventory	(21.5)	9.2
Income taxes recoverable and payable	(0.4)	(1.3)
Accounts payable, accrued and other current liabilities	17.5	(18.8)
Deferred revenue	1.4	(11.2)
Cash used in operating activities	(15.0)	(9.9)

Investing
Capital expenditures	(1.3)	(2.9)
Proceeds from sale of long-lived assets	-	0.1
Cash used in investing activities	(1.3)	(2.8)

Financing
Repayment of credit facility and long-term borrowings	(2.3)	(2.3)
Repayment of capital lease obligation	(0.3)	(0.3)
Cash used in financing activities	(2.6)	(2.5)
Effect of exchange rate changes on cash and cash equivalents	0.9	0.1
Net decrease in cash and cash equivalents	(18.1)	(15.1)
Cash and cash equivalents, beginning of period	54.5	58.1
Cash and cash equivalents, end of period	$36.4	$43.1

Amounts in this table may not sum due to rounding.

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For more information, please contact:

Investor contact

Jody Kehler

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.5486

JodyKehler@smarttech.com

Media contact

Robin Raulf-Sager

Director, Corporate Communications

SMART Technologies Inc.

+1.403.407.4225

RobinRaulf-Sager@smarttech.com

© 2015 SMART Technologies. SMART kapp, kapp iQ, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

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